UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TORNIER N.V.

(Name of Issuer)

Ordinary Shares, par value €0.03 per share

(Title of Class of Securities)

N87237 108

(CUSIP Number)

Alain Tornier

c/o Tornier N.V.

Fred. Roeskestraat 123

1076 EE Amsterdam, The Netherlands

(+ 31) 20 675-4002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. N87237 108	SCHEDULE 13D

1	Name of Reporting Persons: Alain Tornier
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by each Reporting Person with:	7	Sole Voting Power 2,062,662 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,062,662 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 2,062,662 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.3%
14	Type of Reporting Person: IN

(1)	Consists of: (a) 5,464 shares held directly by Mr. Tornier; (b) 559 shares that will be issued within 60 days upon vesting of restricted stock units and 7,349 shares issuable upon exercise of stock options that are currently exercisable or become exercisable within 60 days granted to Mr. Tornier under the Tornier N.V. 2010 Incentive Plan, as amended and (c) 2,049,290 shares held by KCH Oslo AS. KCH Stockholm AB wholly owns KCH Oslo, and Mr. Tornier wholly owns KCH Stockholm AB.

CUSIP NO. N87237 108	SCHEDULE 13D

1	Name of Reporting Persons: KCH Oslo AS
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable.
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Norway
Number of Shares Beneficially Owned by each Reporting Person with:	7	Sole Voting Power 2,049,290
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,049,290
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 2,049,290
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.3%
14	Type of Reporting Person: OO

CUSIP NO. N87237 108	SCHEDULE 13D

1	Name of Reporting Persons: KCH Stockholm AB
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by each Reporting Person with:	7	Sole Voting Power 2,049,290
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,049,290
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 2,049,290
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.3%
14	Type of Reporting Person: OO

(1)	Consists of 2,049,290 shares held by KCH Oslo AS, which is a wholly owned subsidiary of KCH Stockholm AB.

This Amendment No. 2 to Schedule 13D (the “Amendment No. 2”) hereby amends and supplements a Schedule 13D dated November 28, 2011 (the “Original Statement”), and an Amendment No. 1 to Schedule 13D dated February 26, 2013 (the “Amendment No. 1”) filed on behalf of Alain Tornier (“Mr. Tornier”), KCH Oslo AS (“KCH Oslo”) and KCH Stockholm AB (“KCH”), with respect to the ordinary shares, par value €0.03 per share, of Tornier N.V. (“Tornier”). Mr. Tornier, KCH Oslo and KCH are sometimes collectively referred to herein as the “Reporting Persons.”

Except as set forth below, there are no changes to the information in the Original Statement, as amended by Amendment No. 1. All terms used but not defined in this Amendment No. 2 are as defined in the Original Statement or Amendment No. 1. The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 2.	Identity and Background.

The Reporting Persons hereby add the following disclosure to this Item 2:

This statement is being filed by Mr. Tornier, KCH Oslo and KCH. KCH Oslo is a company with limited liability organized under the laws of Norway, its principal business is holding securities and its principal business address is c/o Knut Solvang, Postboks 345 Lysaker, N-1326 Lysaker, Norway. KCH is a company with limited liability organized under the laws of Sweden, its principal business is holding securities and its principal business address is c/o Hamilton Avokatbyra, Box 606, Karlstad V7 65113. Mr. Tornier owns KCH, and KCH owns KCH Oslo.

Set forth on Schedule A to this Schedule 13D, which is incorporated herein by reference, is the name of the directors of KCH Oslo and KCH along with the present principal occupation or employment of such directors and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each such individual, as of the date hereof to the knowledge of the Reporting Persons. To the knowledge of the Reporting Persons, none of the individuals named on Schedule A to this Schedule 13D own any ordinary shares of Tornier.

During the last five years, none of the Reporting Persons or the individuals listed on Schedule A to this Schedule 13D has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

The Reporting Persons hereby add the following disclosure to this Item 4:

From August 26, 2013 through September 6, 2013, KCH Oslo sold an aggregate of 1,436,002 ordinary shares of Tornier.

The Reporting Persons will review from time to time various factors relevant to their beneficial ownership of Tornier securities, including trading prices for Tornier’s ordinary shares and conditions in capital markets generally, developments in Tornier’s business and financial condition, results of operations and prospects and other factors and may, from time to time, dispose of some or all of Tornier ordinary shares that they beneficially hold, or acquire additional securities of Tornier, in privately negotiated transactions, open market sales or purchases, or otherwise. Mr. Tornier in the past has acquired, and in the future may acquire, stock options, restricted stock units and/or other rights to acquire securities of Tornier in the ordinary course of business in connection with his service as a non-executive director of Tornier.

Except as otherwise provided in this Item 4 and other than as to matters that Mr. Tornier as a director of Tornier may consider and discuss with other Tornier board members and officers from time to time, the Reporting Persons are not aware of any present plans or proposals, which relate to or would result in:

•	the acquisition by any person of additional securities of Tornier or the disposition of securities of Tornier;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Tornier or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of Tornier or any of its subsidiaries;

•	any change in the present board of directors or management of Tornier, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material changes in the present capitalization or dividend policy of Tornier;

•	any other material changes in Tornier’s business or corporate structure;

•	changes in Tornier’s articles of association or instruments corresponding thereto or other actions, which may impede the acquisition of control of Tornier by any person;

•	causing a class of securities of Tornier to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of Tornier becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

•	any action similar to any of those listed above.

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons hereby add the following disclosure to this Item 5:

(a) Amount beneficially owned: KCH Oslo is the record owner of 2,049,290 ordinary shares of Tornier. KCH owns KCH Oslo and thus also beneficially owns the 2,049,290 ordinary shares of Tornier held by KCH Oslo. Mr. Tornier owns KCH and thus also beneficially owns the 2,049,290 ordinary shares of Tornier held by KCH Oslo. Mr. Tornier also is the record owner of 5,464 ordinary shares of Tornier. Mr. Tornier also beneficially owns an additional 559 ordinary shares of Tornier that will be issued within 60 days upon vesting of restricted stock units and 7,349 ordinary shares that are issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days granted by Tornier to Mr. Tornier under the Tornier N.V. 2010 Incentive Plan, as amended. In total, Mr. Tornier beneficially owns an aggregate of 2,062,662 ordinary shares of Tornier.

Percent of class: KCH Oslo and KCH: 4.3% and Mr. Tornier: 4.3%. The foregoing percentages are calculated based on 47,785,747 ordinary shares of Tornier outstanding as of August 1, 2013, as reflected in Tornier’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2013.

(b) Number of shares as to which each of KCH Oslo and KCH has:

(i) Sole power to vote or to direct the vote	2,049,290
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	2,049,290
(iv) Shared power to dispose or to direct the disposition of	0
Number of shares as to which Mr. Tornier has:
(i) Sole power to vote or to direct the vote	2,062,662
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	2,062,662
(iv) Shared power to dispose or to direct the disposition of	0

(c) Other than: (i) the sale by KCH Oslo of 40,255 ordinary shares of Tornier on August 26, 2013 at an average sales price of USD $19.51 per share, 75,448 ordinary shares of Tornier on August 27, 2013 at an average sales price of USD $19.05 per share, 118,091 ordinary shares of Tornier on August 28, 2013 at an average sales price of USD $19.01 per share, 55,447 ordinary shares of Tornier on August 29, 2013 at an average sales price of USD $19.01 per share, 64,107 ordinary shares of Tornier on August 30, 2013 at an average sales price of USD $19.00 per share, 1,004,776 ordinary shares of Tornier on September 3, 2013 at an average sales price of USD $18.01 per share, 6,690 ordinary shares of Tornier on September 4, 2013 at an average sales price of USD $19.24, 3,600 ordinary shares of Tornier on September 5, 2013 at a sales price of USD $19.00 per share and 67,588 ordinary shares of Tornier on September 6, 2013 at a sales price of USD $19.00 per share; (ii) the grant by Tornier to Mr. Tornier of an option to purchase 7,538 ordinary shares of Tornier at an exercise price of USD $19.45 per share on August 9, 2013; (iii) the grant by Tornier to Mr. Tornier of a restricted stock unit for 3,490 ordinary shares of Tornier on August 9, 2013; (iv) the grant by Tornier to Mr. Tornier of a restricted stock unit for 2,234 ordinary shares of Tornier on August 9, 2013 in lieu of retainer fees valued at USD $17.91 per share; (v) the withholding by Tornier of 222 ordinary shares upon the vesting of a restricted stock unit held by Mr. Tornier on August 10, 2013 representing a purchase price of USD $19.45 as of such date; and (vi) the withholding by Tornier of 23 ordinary shares upon the vesting of a restricted stock unit held by Mr. Tornier on June 30, 2013 representing a purchase price of USD $17.50 as of such date, none of the Reporting Persons has effected any transactions in Tornier ordinary shares during the past 60 days.

(d) Not applicable.

(e) On September 3, 2013, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the ordinary shares, par value €0.03 per share, of Tornier.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

From August 26, 2013 through September 6, 2013, KCH Oslo sold an aggregate of 1,436,002 ordinary shares of Tornier.

As a non-executive director of Tornier, Mr. Tornier receives stock options and restricted stock units on an annual basis in consideration for his services as a director. In addition, Mr. Tornier has elected to receive all of his annual cash retainers from Tornier in the form of restricted stock units. Accordingly, Mr. Tornier holds stock options to purchase an aggregate of 21,786 ordinary shares of Tornier common stock at exercise prices ranging between USD $18.04 to USD $25.20 per share, 7,349 ordinary shares of which were exercisable within 60 days of September 6, 2013, and restricted stock units representing an aggregate of 8,679 ordinary shares of Tornier, 559 ordinary shares which vest within 60 days of September 6, 2013.

Except as described herein, there are no other contracts, arrangements, understandings or relationships between any of the Reporting Persons and any other person with respect to any securities of Tornier.

Item 7.	Material to be Filed as Exhibits.

The Reporting Persons hereby add the following disclosure to this Item 7:

Exhibit	Description

99.1	Joint Filing Agreement, dated September 17, 2013 by and among the Reporting Persons (filed herewith).

99.2	Form of Option Certificate Representing Option Grant Under the Tornier N.V. 2010 Incentive Plan (incorporated by reference to Exhibit 10.15 to Tornier’s Annual Report on Form 10-K for the fiscal year ended December 30, 2012) (File No. 001-35065).

99.3	Form of Stock Grant Certificate Representing Stock Grant (in the Form of a Restricted Stock Unit) Under the Tornier N.V. 2010 Incentive Plan (incorporated by reference to Exhibit 10.16 to Tornier’s Annual Report on Form 10-K for the fiscal year ended December 30, 2012) (File No. 001-35065).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 17, 2013.

/s/ Alain Tornier
Alain Tornier

KCH OSLO AS

By:	/s/ Knut Solvang
Knut Solvang
Its:	Director

KCH STOCKHOLM AB

By:	/s/ Carl-Henry Salomonsson
Carl-Henry Salomonsson
Its:	Director

Schedule A

The name, present principal occupation or employment and country of citizenship of each director and executive officer of KCH Oslo and KCH are set forth below. None of the individuals named below own any ordinary shares of Tornier.

Director of KCH Oslo AS

Name/Present Principal Occupation or Employment	Business Address	Country of Citizenship
Knut Solvang, director	Furulundsveien 1d Oslo Norway 0282	Norway

Directors of KCH Stockholm AB

Name/Present Principal Occupation or Employment	Business Address	Country of Citizenship
Carl-Henry Salomonsson, director	Floragatan 8 S-662 33 Amal Sweden	Sweden
Hans Peter Jörin, director	Hofstrasse 56 c Zug Switzerland 6300	Switzerland

SCHEDULE 13D

Exhibit Index

Exhibit No.	Description	Method of Filing

99.1	Joint Filing Agreement, dated September 17, 2013 by and among the Reporting Persons	Filed herewith

99.2	Form of Option Certificate Representing Option Grant Under the Tornier N.V. 2010 Incentive Plan	Incorporated by reference to Exhibit 10.15 to Tornier’s Annual Report on Form 10-K for the fiscal year ended December 30, 2012 (File No. 001-35065)

99.3	Form of Stock Grant Certificate Representing Stock Grant (in the Form of a Restricted Stock Unit) Under the Tornier N.V. 2010 Incentive Plan	Incorporated by reference to Exhibit 10.16 to Tornier’s Annual Report on Form 10-K for the fiscal year ended December 30, 2012 (File No. 001-35065)